

May 20, 2014

Via Facsimile
Mr. Perry L. Elders
Chief Financial Officer
McDermott International, Inc.
757 N. Eldridge Pkwy.
Houston, TX 77079

> **Re: McDermott International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 1-8430**

Dear Mr. Elders:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.   Please revise future filings to disclose the amount of revenue you recognized related to contracts in a loss position during each period presented.

2.   We note your disclosures regarding the declines in revenue that occurred during the year ended December 31, 2013 including:

- The 39% decrease in the Asia Pacific segment was primarily due to lower marine activity on two EPCI projects in Australia that were near completion at the beginning of 2013, partially offset by increased revenues associated with fabrication and marine activities on existing projects in Indonesia, Australia and Malaysia; and

- The 26% decrease in the Middle East segment was primarily due to lower activity on an EPCI project in Saudi Arabia that had significant marine and fabrication activity during 2012 but was near completion at the beginning of 2013.

Based on the nature of your operations, we would expect that as projects near completion, they would be replaced by new projects. Please tell us and revise future annual and quarterly filings to more fully explain why projects that were near completion at the beginning of 2013 were not replaced during the period.

3.   In regard to the project in Malaysia that is in a loss position, it appears to us you recorded increases in estimates to complete of approximately $62 million during the quarter ended June 30, 2013, $33 million during the quarter ended September 30, 2013, and $28 million during the quarter ended December 31, 2013. It also appears to us you recorded a decrease in estimates to complete of approximately $21 million during the quarter ended March 31, 2014. Please provide us additional information regarding the terms, nature and status of this project. Please help us more fully understand the facts and circumstances that occurred during each quarter that resulted in the significant changes in estimates.

4.   We note your disclosure regarding changes in estimates on an EPCI project in Australia that reduced estimates to complete by approximately $64 million, as a result of efficiencies and productivity improvements related to offshore hookup activities. We also note your disclosure that this project was completed in early 2013. Please tell us the quarter in which you recorded this change in estimate to complete. If it was prior to the quarter ended December 31, 2013, please tell us whether this change was disclosed in your 2013 quarterly filings or, if not, please explain why. If this change was recorded during the quarter ended December 31, 2013, please explain to us why it was recorded significantly after the project was completed.

5.   We note your disclosures regarding the impact of changes in estimates on certain projects in the Middle East segment. In regard to the disclosure that you reduced the cost recovery estimate for a pipelay project as a result of ongoing negotiations with the customer, although you believe you have a substantial basis for your claims, please tell us, and clarify in future filings, the impact of the cost recovery reduction, how and why you believed the amounts you originally recorded and recognized as revenue were recoverable, and the facts and circumstances that resulted in you determining that these

amounts are no longer recoverable. In regard to the disclosure that you increased your estimated cost to complete an EPCI project in Saudi Arabia by approximately $62 million, please help us more fully understand the facts and circumstances that occurred during the quarter that resulted in this change.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief